Exhibit 99.2

September 28, 2026

Mr. Dennis Psachos

Chief Financial Officer

ICON Energy Corp.

17TH KM NATIONAL ROAD

14564, NEA KIFISSIA, ATHENS

RE: Ongoing Concerns

Dear Dennis,

Thank you for the the time you took to meet with me in Athens on my recent trip. It was helpful for me to understand better the approach being taken by the company, the Board and Management.

That said, considerable concerns remain and new ones have developed. My team has completed a deep dive into the company’s filings, disclosures and financial reports, and in conjunction with your further context provided at our recent meeting in Athens, we believe there are serious problems with the company’s previous and current management of the capital structure, with its continuing disclosure and its strategy to perpetually dilute common shareholders to the benefit of the Controlling Shareholder/CEO.

Since your IPO in 2024, the company has raised approximately U$25,000,000 through the issuance of common shares into the markets by way of several offerings through Maxim Group, and ATM issuances through Yorkville Capital. These issuances, while having raised considerable capital for the company, and monies far in excess of the investment made by the company’s controlling shareholder, Ismini Panagiotitidi (Hereinafter “Ismini”), have ultimately resulted in all of the company’s common shareholder equity being effectively transferred to Ismini followed by multiple reverse stock splits, and further Payment-In-Kind dividends being paid on the company's Preferred A shares. To date, common shareholders have lost more than 95% of their investment without a single public comment from Ismini, the CEO and controlling shareholder.

Furthermore, several press releases highlighting the company’s on-going operations and financial results give the appearance that all is well, when in fact common shareholders have seen their investment devastated, and Ismini continues to enrich herself while the company continues to lose money.

141 Adelaide Street West - Suite 1800 - Toronto - Ontario - CANADA M5H 3L5

During our recent meeting you stressed the Board and Management’s focus on, “Protecting Ismini’s interests,” without consideration of your collective obligations to all shareholders. You also indicated that the company will be arbitrarily changing the payment form of dividends on the Preferred A shares and will be issuing common shares, even though these are trading at a 90% discount to NAV and would result in further massive dilution to common shareholders. This would not be acceptable under any circumstances, and I am shocked that your Board and Auditors have not intervened to stop this deliberate strategy. At the time of writing this letter the publicly disclosed common share count stands at approximately 3,759,000 shares. Any further dilution at a price significantly below its Book Value would be completely unacceptable, particularly if these are issued to Ismini or her affiliated interests and grossly irresponsible on the part of the Board.

As an example of the results of the Company's efforts to prefer the interests of the Controlling Shareholder, it is notable that the company began its existence by acquiring a single vessel from Ismini in exchange for a 6% dividend-paying Preferred share worth approximately U$14 million, and no common shares. Today, Ismini's preferred share count now exceeds U$21 million, and the dividend rate has climbed to nearly 20% due to the decision by the Board to declare dividends despite the poor financial performance of the company, and issue additional Perpetual-Preferred shares in lieu of cash to cover these dividends. The question arises as to whether any dividends should have been declared, in light of the company's lack of earnings and potentially solvency issues, and if the Board itself has acted improperly in doing so. To this end, if Ismini were to convert her Preferred shares today into common shares she would end up with greater than 95% of the company, effectively turning her 1 ship into 3 ships with the common shareholders having paid for this.

The April 2026 Management Agreement entered into between the company and Ismini is also of concern as there seems to be little if any performance criteria and an exorbitant cost of termination. Based on the company’s performance to date, it is unclear whether the "Independent" members of the Board have acted appropriately.

At this stage I believe the company has acted in a manner that is unduly oppressive and prejudicial to the interests of common shareholders, and that rather than, “Protecting Ismini,” you have placed her, the Board and the Company at large in serious legal jeopardy. In addition to the obvious legal risks, the company’s reputation in its industry, and in the capital markets as well as that of the Panagiotitidi family and their other interests are all greatly exposed.

141 Adelaide Street West - Suite 1800 - Toronto - Ontario - CANADA M5H 3L5

From our initial contact we have expressed our desire to work with the company to change course, and to become a responsible and respected issuer, which would see more sophisticated and larger institutional investors take interest in funding the company's growth. We continue to hope that the errors which we have noted herein, as well as others can be written off to bad advice and corrected, and that the company agrees to change course immediately to avoid a highly public confrontation. To this end we would like to make the following proposal, that would see the company, of its own accord, address the issues:

1)	The company announces that the entirety of the Preferred A shares issued and outstanding will be exchanged into U$20 million face value of Perpetual, Convertible, Cummulative-Dividend Preferred shares, convertible at any time into common shares of ICON at a fixed rate of U$5.00 per share. The preferred shares would earn a fixed 6%, cumulative dividend payable in cash. In the event that a cash payment cannot reasonably be made, the dividend would accrue for future payment in cash with no default provision. The Preferred B shares would remain in place confirming Ismini's control of the company as well as her fiduciary responsibility towards minority stakeholders.

2)	A special stock dividend of one new common share for each existing common share issued be paid to existing common shareholders only. This would reverse some of the horrific dilution inflicted upon them.

3)	The company would appoint 1 Board Member, as recommended by Hampton Financial to assist in the company’s go-forward financing needs and to provide for a truly independent voice on the Board.

We believe that these material changes would allow the Company, its Board, Management, Auditors and Advisors to avoid being besieged by litigation and a public spectacle that would be unhelpful to the Company’s efforts to finance and grow its business. We believe, that these steps may also mitigate suggestions of impropriety on the part of company insiders, and place it on a course for additional financing at attractive valuations, while leaving Ismini in control of her destiny and in possession of significant levers to protect her interests while avoiding further conflicts of interest and actionable damages being incurred on the part of the minority shareholders.

We are completely supportive of these changes and would be prepared to endorse these steps publicly in firm support of Management's actions. As well, once the share price improves, as a result of these changes, we would be prepared to lead an equity offering at a valuation that reflects the company's true value and prospects and would be happy to discuss at your earliest convenience.

141 Adelaide Street West - Suite 1800 - Toronto - Ontario - CANADA M5H 3L5

Should you decide to decline this proposal we will be left with few options than to take steps at our discretion to protect our investment, and those of other common shareholders at large. We would like to here back from you by no later than October 5th , 2026.

Yours sincerely,

Peter M. Deeb

Executive Chairman of the Board &

Chief Executive Officer

Hampton Financial Corporation

CC:	Torkin Maes LLP Hampton Financial Board

141 Adelaide Street West - Suite 1800 - Toronto - Ontario - CANADA M5H 3L5